Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SONIC ENVIRONMENTAL SOLUTIONS INC.

November 23, 2005

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 2004.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2004. These accounting policies have been applied consistently for the nine months ended September 30, 2005.

Company Overview

Sonic Environmental Solutions Inc. (“Sonic” or the “Company”) is a technology company in the process of commercializing its patented Sonic generator technology in the environmental and other process industry sectors. The company is listed on the TSX Venture Exchange (SNV-TSXV).

Sonic’s business strategy is to develop and commercialize processes that utilize low frequency sonic energy generated by industrial scale sonic generators, hereinafter referred to as a “Sonoprocess™” (a chemical, biological or physical process enhanced or enabled by sonic energy).

The Company has several Sonoprocess™ applications that have been developed to the proof-of-concept stage. Sonic has focused on the commercialization of one particular Sonoprocess™ in order to validate the technology in the environmental sector. Sonic has developed this proprietary Sonoprocess™ to remediate Polychlorinated Biphenyl (PCB) contaminated soils and wastes (referred to hereinafter as the “PCB Sonoprocess”).

To date the Company has accomplished the following milestones towards the commercialization of its PCB Sonoprocess:

-

British Columbia Regulatory Approval - the Ministry of Water, Land, and Air Protection has confirmed that Sonic has successfully complied with the requirements of the Hazardous Waste Regulations under the Environmental Management Act for mobile waste treatment systems. This was achieved through an independently audited demonstration facility that showed the efficacy of the PCB Sonoprocess relative to all the regulations governing the delisting of sites contaminated with PCB.

-	Field - Juker Holdings contracted with the Company for its first commercial clean-up contract of a PCB contaminated site in the Lower Mainland of British Columbia.

-

Full Scale Plant - the Company engineered and constructed its first commercial full-scale, mobile PCB Sonoprocess facility and subsequently deployed it at the Juker Holdings contracted site where it has been field tested and is now in production mode.

-	Product Awareness - company recognition has been built through coordinated advertising, trade shows and networking in the environmental industry in North America and Japan.

-	Sales & Marketing – the Company has made progress in establishing operating partners in North America, Europe and Asia. This strategy involves the use of direct sales and operations in Canada to be used as the basis for collaborative partnerships to deploy our PCB Sonoprocess.

The Company’s vision is to establish and continue its role as the Sonoprocess™ leader. In order to carry out this vision management will:

-

Build on the strengths of its primary PCB Sonoprocess™ and its initial commercial development to create a vertically integrated environmental operating division in North America, including a USA subsidiary or joint venture.

-	Expand on an international level through the use of strategic operating partners and license agreements.

-

Seek and evaluate opportunities for acquisitions, joint ventures or partnerships in the environmental industry to facilitate and accelerate the deployment of PCB Sonoprocess facilities in North America.

-	Prioritize, develop and commercialize additional Sonoprocess™ applications based on the size of market opportunities and the added value to new business units for these markets.

Sonic’s Board of Directors will monitor the performance of management against the following criteria:

-

Growth of our North American business in the environmental sector as measured by the volume of remediated PCB contaminated soil treated, operating gross margins and total revenue generated from all related business.

-

Geographical market expansion of environmental Sonoprocess™ and other proprietary technologies on a global scale through joint ventures, license agreements, marketing agreements or direct operations, as recognized by the number of such operations and the net contribution to earnings.

-	Development of further Sonoprocess™ business opportunities and strengthening of the Company’s intellectual property assets.

Sonic Environmental Solutions Inc. has a dedicated management team focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

-	Key experienced additions to meet the operational growth objectives of the Company.

-	Strengthening and expanding the technical and business advisory boards of the Company.

-	Strategic additions to the Board of Directors that directly assist the Company in meeting growth and operational objectives.

Third Quarter Highlights

During the third quarter, Sonic entered into an agreement to acquire 100% of the shares of Terra-Kleen Response Group, Inc. operating from San Diego, California. Terra-Kleen operates proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. The Company has an established operating history with the Environmental Protection Agency in the USA and has licenses in both Japan and Australia. Terra-Kleen is privately held by founder Alan Cash who will join the Sonic management team as President of USA Operations. The transaction will be effected through a merger between Terra-Kleen and a newly incorporated subsidiary of Sonic in the United States.

Terra-Kleen was founded in 1993 and holds patents for a non-thermal solvent extraction process which can be quickly and easily deployed on-site for the treatment of soil contaminated with pesticides, PCB, dioxins, furans and other persistent organic pollutants. Terra-Kleen’s technology is field proven with an excellent track record at USA Superfund sites and successful performance on remediation contracts worth over US$25 million.

The total consideration for the Terra-Kleen acquisition is a maximum of approximately US$8 million. On Closing of the acquisition (“Closing”), the shareholders of Terra-Kleen will receive an initial re-payment of shareholder loans of US$488,000 and be issued Sonic common shares with a value of US$500,000 at a minimum price of CDN$2.50 per share. A further US$500,000 in Sonic common shares will be issued at market value six months following the Closing. The remaining consideration is based directly on the performance of the Terra-Kleen business over the next three years. Most of the performance payments will follow a formula that closely approximates net income from the business, with payments comprised of a minimum of 30% cash and the balance payable by either cash or Sonic common shares, at Sonic's discretion.

The Terra-Kleen acquisition will enable Sonic to address almost any type of contaminated site using the combined technologies. Sonic is proceeding immediately with regulatory approval for Terra-Kleen in Canada.

In September, the Company was approved for ISO 14001:2004 and OHSAS 18001:1999 certification through the British Standards Institute (BSI), a quality management systems registrar. BSI is the world's leading quality management systems registrar with over 112 'Global Fortune 500' companies having chosen BSI.

ISO 14001 is an international standard that specifies the requirements for an environmental management system as developed by the International Organization for Standardization (ISO). OHSAS 18001 is an assessment specification for Occupational Health and Safety Management Systems (OHSAS). The ISO Certification will assist in gaining international business with major corporations that only deal with approved ISO and OHSAS suppliers and partners.

At the end of the third quarter, the Company closed a private placement issuing 1,100,000 units to subscribers at a price of $2.00 per unit with each unit consisting of one common share and one-half of one share purchase warrant, for gross proceeds of $2,200,000. Each full warrant is exercisable for a period of two years at a price of $2.75 per share purchase warrant. All common shares and warrants issued pursuant to this private placement will be subject to a four month hold period from the date of issuance.

As part of the private placement the Company paid a finder’s fee equal to 5% of the gross proceeds raised from the private placement and issued to the finders an aggregate of 55,000 warrants to acquire common shares of the Company. These finders’ warrants will be exercisable at the same price and for the same term as the warrants forming part of the units, and will also be subject to a four month hold period from the date of issuance.

Subsequent to the quarter end, the Company received notification that patents for the Company’s Sonoprocess for the treatment of PCB (Polychlorinated Biphenyl) have been allowed and will issue in Japan and the USA. The patents refer to the Company’s Sonoprocess™ for the treatment of soils and wastes contaminated with polychlorinated biphenyls. The patent relies on the use of Sonic’s low frequency sonic generator technology to enhance extraction of contaminants and their subsequent chemical destruction.

The Company has also made an application for a USA patent for a Sonoprocess that will recondition waste ash from thermal power plants to be used as a feedstock in products for the construction industry. The Company has previously undertaken preliminary work on ash conditioning under its collaboration agreement with the National Research Council and this application focuses directly on the more immediate value of a substitute product in addition to the waste disposal and GHG (Greenhouse Gas) benefits.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at September 30, 2005. For additional detail, see Note 9 to the interim financial statement for the nine months ended September 30, 2005.

At September 30, 2005	Number Outstanding
Common shares	19,168,729
Options to Purchase Common Shares	2,682,000
Warrants to Purchase Common Shares	2,593,816

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s audited consolidated financial statements and related costs for the years ended December 31, 2004, December 31, 2003 and January 31, 2003. During 2003 the Company’s year end was changed from January 31st to December 31st.

	December 31,	December 31,	January 31,
	2004	2003	2003

Total revenues	$1,093,387	$87,225	-
Loss before discontinued
operations and extraordinary
items	$2,256,602	$1,178,505	$289,145
Per share and fully diluted	$0.14	$0.12	$0.07
Loss for the period	$2,256,602	$1,178,505	$289,145
Per share and fully diluted	$0.14	$0.12	$0.07
Total assets	$9,951,435	$8,282,676	$2,077,218
Total long-term financial liabilities	-	-	-
Cash dividends declared	Nil	Nil	Nil

The Company focused on its strategy to commercialize and deploy its technology during 2003 and 2004. This included the hiring of additional management, increase in marketing, legal, accounting and other general and administration expenses. With the resulting increase in activity losses were $2,256,602 (December 2003 - $1,178,505, January 2003 - $289,145). The Company received $2,306,687 upon the exercise of warrants during 2004. The increase in assets to $9,951,435 (December 2003 - $8,282,676) is attributable to the exercise of warrants and the continued investments in property, plant and equipment of $1,910,889, deferred development costs of $411,646 and patent costs of $67,443. The Company completed a $7.2 million private placement in October 2003. The increase in total assets to $8,282,676 (January 2003 - $2,077,218) is attributable to the financing, deferred development costs of $213,697 and acquisition of property, plant and equipment of $167,023.

Results of Operations

	Nine months ended		Three months ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
REVENUE	$881,925	$372,231	$289,661	$243,876
OPERATING COSTS	$1,374,461	$282,662	$742,735	$223,034
EXPENSES
Advertising	$110,927	$77,323	$30,086	$20,699
Amortization of deferred development costs	$35,221	-	26,535	-
Amortization	$181,042	$15,569	$114,943	$5,395
Automobile	$54,368	$45,701	$19,140	$17,167
Bank charges and interest	$978	$2,310	$319	$961
Consulting fees	$2,600	$58,828	-	$13,515
Insurance	$108,197	$79,103	$39,941	$32,577
Legal and accounting	$175,348	$165,692	$47,004	$62,789
Office, postage and printing	$97,660	$91,523	$47,888	$31,801
Rent	$137,376	$54,182	$45,759	$18,849
Research and development	$23,608	$34,432	$6,705	$3,452
Salaries and wages	$883,321	$408,072	$301,107	$182,306
Salaries and wages -stock compensation	$708,924	$484,968	$210,058	$249,689
Shareholder relations	$49,017	$20,686	$2,842	$2,460
Shareholder relations -stock compensation	$12,568	$53,501	$4,403	$39,158
Telephone and utilities	$56,631	$34,754	$19,488	$12,580
Trade shows	$34,187	$28,910	$2,131	-
Transfer agent, regulatory fees	$30,116	$18,732	$16,036	$6,327
Travel and promotion	$326,644	$88,645	$68,853	$37,167
TOTAL EXPENSES	$3,028,733	$1,762,931	$1,003,238	$736,892
Interest Income	$50,881	$118,479	$10,166	$41,647
LOSS FOR THE PERIOD	$3,470,388	$1,554,883	$1,446,146	$674,403

Revenues and Operating Costs

Sonic’s revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. (“Contech”). Contech’s core business revenues were attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic’s revenues were attributable to its first commercial contract with Juker Holdings Ltd. This contract allowed the Company to construct and test the first full scale PCB Sonoprocess directly on-site and then proceed with the first full scale field trials.

Revenues from PCB collection and disposal for the nine months ended September 30, 2005 were $320,471 (2004 – $275,969). Revenue from the Juker site were $561,454 (2004 - $96,262). The September 30, 2005 interim consolidated financial statements recognize the estimated loss for the project to completion as required by GAAP.

Sonic continued to successfully treat PCB contaminated soil in the third quarter; however, a considerable amount of production time was lost due to analytical errors which resulted in the need to re-process spent solvent prior to removal from the plant for re-conditioning. As a result of this the Company has changed analytical suppliers and procedures.

Sonic now has sufficient operational experience to indicate that the PCB Sonoprocess™ treatment costs and processing rate are within the projected range when operating at full production rates. Production rates can be impacted by issues relating to material preparation and handling. Operational performance of the PCB destruction stage of the process has been excellent.

Sonic’s accounting practices require the inclusion of all project related costs once the facility began operations. It is important to note that the project accounting for this first contract includes revenue concessions to compensate for the inconvenience to our client of the extended time on site for commissioning and marketing, and some one-time costs related to aspects such as plant optimization, staff training, establishment of regulatory protocols, systems improvements, and the showcase nature of this project. The major financial factors included in our project costs which are not considered typical of future projects and contracts are:

-

Mobilization and de-mobilization costs are absorbed by Sonic on this project to offset the negative aspects of Sonic being on -site through an extended assembly, testing and commissioning period for this first commercial plant;

-	Utilization of additional operating staff to assist with facility improvements and to ensure that we have a pool of trained operating personnel for future projects;

-	Completion of extensive testing for both compliance and emissions as part of our operating permit for the first deployment of the commercial scale facility; and

-	Disposal costs for excess treated soil due to the space constraints of the site.

Sonic’s total expenses have increased in each fiscal period due to Sonic implementing its plan of operation to achieve commercialization and deployment of its PCB Sonoprocess™ technology. Sonic anticipates that its total expenses will continue to increase during 2005 as it continues commercialization and deployment of its Sonoprocess technology

General Expenses

The components of Sonic’s other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its on-going liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors.

Advertising expenses increased in 2005 over 2004 with increased emphasis placed on marketing to prospective clients. Sonic is no longer using the services of consulting firm Cavalcanti Hume Funfer Investor Relations Inc. (“Cavalcanti Hume”) effective July 15, 2005. Sonic has entered into an agreement with an independent consultant to provide us with investor and government relations at a monthly consulting fee of $4,000. Sonic has expanded its marketing efforts with the objective of increasing public awareness of Sonic and its technology. During the period, Sonic advertised in such publications as the Hazmat Management magazine and Backbone magazine.

Sonic plans to further increase its marketing efforts in 2005 as Sonic approaches commercial operations. Sonic’s objectives are to increase the brand recognition of the Sonic name as well as to educate potential customers about the environmental solutions that Sonic has to offer. Accordingly, Sonic anticipates that its advertising expenses will continue to increase during 2005.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, machinery and equipment and deferred development costs.

Sonic’s amortization expenses reflect the purchase of computer equipment, desks, general office equipment, and construction machinery and equipment. The Company moved its location during 2004 and hired additional personnel, which results in the amortization of additional furniture and computer workstations. During the year, Sonic began amortization of the deferred development costs and the Commercial PCB Sonoprocess Facility. Amortization expenses will continue to increase in 2005 over 2004 as Sonic continues operations at its first sites.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses.

Sonic has entered into five vehicle leases. Automobile expenses include costs for lease payments, insurance and maintenance. Costs increased in 2005 compared to the 2004 as the Company entered into an additional vehicle lease during 2004.

Consulting Fees

Sonic’s consulting fees include consulting fees paid to outside parties for various services, including project management and regulatory approval services. Fees for 2004 include costs for obtaining permits and reviewing other applications of Sonic’s technology.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

The increase of costs reflects that Sonic now has additional office furniture and equipment and additional plant and equipment associated with its Demonstration and Commercial Facilities.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Legal fees attributable to regulatory approval services are also included.

Sonic’s legal and accounting costs have generally increased due to its increased corporate acquisition, financing activity as well as of the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Sonic anticipates that its legal and accounting costs will increase as Sonic is now a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, stationery and printing.

Sonic’s office, postage and printing costs have increased in each period as a result of Sonic’s increased activity and the increased number of employees and consultants involved in Sonic’s business.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia and Contech’s facility in Richmond, British Columbia.

Rent will continue to increase in 2005 over 2004 with Sonic moving into new premises with lease payments effective January 1, 2005.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility, the associated supplies at this facility and development of future projects. Costs during 2004 were mainly attributable to Sonic’s proportionate contribution of the expenses under the CANMET collaboration agreement.

Salaries and Wages

Sonic’s salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiary Contech. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

The increase in salaries and wages over 2004 is attributable to the additional employees hired by the Company in 2004. Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and subsequent annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted in respect of shareholders relation and advertising activities.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Sonic’s telephone and utility expenses have increased in each period consistent with the expansion of Sonic’s operations.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada. The third quarter increase reflects an additional payment to the TSX Venture Exchange for the private placement completed in September.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of marketing of its Sonoprocess technology.

The increase in travel and promotion is due to the increase in the number of Sonic’s executives and related travel and entertainment expenses. These expenses included travel for the review of potential business opportunities and company updates.

Interest Income

Sonic’s interest income is attributable to interest earned on Sonic’s liquid investments, including cash and cash equivalents.

The decrease in interest income is attributable to lower cash balances than for the comparable period in 2004. The proceeds of previous private placement financings are presently held in cash pending expenditure of these amounts by Sonic on the construction of its Sonoprocess plants and the implementation of its plan of operations.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology. These losses will continue until Sonic commences commercial production on a profitable basis.

CHANGE IN ACCOUNTING POLICIES

Stock Based Compensation

The Company adopted the recommendation of CICA Handbook section 3870 “Stock-based compensation and other stock-based payments” on a prospective basis, as it relates to employee stock options. Section 3870 recommends that the fair value of stock-based compensation arrangements granted, modified, or settled after January 1, 2002 be recognized as stock based compensation expense in the income statement. Section 3870 must be adopted for years starting on January 1, 2004 and later unless companies choose to adopt the recommendations on a prospective basis for any employee options granted, modified, or settled after January 1, 2003.

The Company has recorded stock-based compensation expense of $708,924 (2004 - $484,968) during the period for directors, officers and employees.

The Company has recorded stock-based compensation expense of $12,568 (2004 - $53,501) during the period for shareholders relations and advertising activities.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Asset Retirement Obligation

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

RELATED PARTY TRANSACITIONS

Deferred development costs include salaries of $Nil (2004 - $74,997) that were paid to a director and officer.

During the current period, salaries of $330,000 (2004 - $150,700) were paid or accrued to directors and officers.

At the end of the third quarter $20,125 (2004 - $NIL) was owing to directors, officers and related entities. These amounts are non-interest bearing and have no specific terms of repayments and were incurred in the normal course of operations.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of Company.

	Total	Loss for the	Loss per	Loss per share -
	revenues	period	share -	fully diluted
	(including		basic
	interest)
September 30, 2005	$299,827	$1,446,146	$0.08	$0.08
June 30, 2005	$325,199	$1,183,456	$0.07	$0.07
March 31, 2005	$307,780	$840,786	$0.05	$0.05
December 31, 2004	$774,836	$590,153	$0.03	$0.03
September 30, 2004	$285,523	$674,403	$0.04	$0.04
June 30, 2004	$69,384	$570,929	$0.04	$0.04
March 31, 2004	$106,233	$421,117	$0.03	$0.03
December 31, 2003 (two months)	$4,100	$426,935	$0.04	$0.04

The Company completed its acquisition of SESI Systems Inc. in December 2002. Sonic has been focusing its efforts on commercializing its patented low frequency sonic generator technology. This has resulted in increased losses on a quarter by quarter basis. The Company has hired several personnel and expanded offices during this period. The Company’s policy of recording stock-based compensation expense has contributed to the increase in losses.

Liquidity and Capital Resources

Working Capital

Sonic had a working capital balance of $3,677,899 at September 30, 2005, compared with $5,783,459 at December 31, 2004.

Cash and Cash Equivalents

Sonic had cash of $3,418,432 at September 30, 2005 compared to cash of $5,861,773 at December 31, 2004. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

Cash used in Sonic’s operating activities continues to increase as Sonic expands its operations to a fully commercialized operating company. Cash used in Sonic’s operating activities during the third quarter was $813,912. Included in this amount is the renewal of the annual Environmental and Pollution insurance coverage and the Directors and Officers Liability coverage. Additional cash was used for operations as Sonic increased their inventory on hand with purchases of spare equipment parts and chemicals.

For the nine months ended September 30, 2005, cash used in operating activities increased to $2,870,414, compared to $1,073,479 for the nine months ended September 30, 2004.

Cash Used in Investing Activities

During the third quarter, cash used in Sonic’s investing activities totaled $296,775. Included in this amount is $215,930 towards the construction of Sonic’s Commercial PCB Sonoprocess Facility and Improvements, as well as $57,886 for machinery and equipment, $2,787 for computers, $561 for office equipment and $4,750 for capital maintenance on vehicles.

Sonic used $2,393,212 of cash in investing activities during the nine months ended September 30, 2005. Cash used in investing activities included the acquisition of $2,293,401 of property, plant and equipment. The assets acquired included $14,021 for computers and software, $27,001 for office furniture and equipment, $100 for office leasehold improvements, $362,962 for machinery and equipment and $1,920,398 towards the construction of its Commercial PCB Sonoprocess Facility and Improvements. Included in this amount is ($35,832) of amortization for Plant One. Cash used in investing activities also included $60,591 of deferred development costs. Sonic capitalized $1,666 of patent maintenance costs and $1,404 of patent amortization costs. Cash used in investing activities is anticipated to increase during 2005.

Cash Generated by Financing Activities

Cash generated by financing activities during the third quarter totaled $2,085,991, all of which was attributable to the issuance of shares for cash. The Company completed a $2.2 million private placement (see third quarter highlights). The cash generated by financing was also attributable to the exercise of previously outstanding options to purchase an aggregate of 25,000 shares.

For the nine months ended September 30, 2005, Sonic generated $2,820,285 from financing activities, all of which was attributable to the issuance of shares for cash. In addition to the private placement, these share issuances were attributable to the exercise of previously outstanding warrants to purchase an aggregate of 240,719 common shares and previously outstanding options to purchase an aggregate of 220,500 shares.

Subsequent to September 30, 2005, 135,941 warrants were exercised at a price of $1.80. 77,375 warrants exercisable at $1.80 and 1,775,500 warrants exercisable at $2.10 expired on October 31, 2005.

During the period, the Company granted 150,000 stock options exercisable at $2.50 with an expiry date of August 9, 2007.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to realize the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At September 30, 2005, Sonic had 2,682,000 stock options and 2,593,816 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.71 per share. The outstanding warrants have a weighted average exercise price of $2.23 per share. Accordingly, as at September 30, 2005, the outstanding options and warrants represented a total of 5,325,816 shares issuable for a maximum of $10,459,219 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised. Subsequent to September 30 2005, 77,375 warrants exercisable at $1.80 and 1,775,500 warrants exercisable at $2.10 expired. Accordingly, at November 1, 2005, there were 605,000 warrants outstanding exercisable at $2.75.

Sonic has signed vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount

2005	$38,056
2006	$152,222
2007	$128,082
2008	$121,096
2009	$120,684

No other material commitments have been made to date.

Outlook

The Company has now successfully proven the viability of its core sonic generator technology in a full scale PCB Sonoprocess™ where it has operated to full expectations. The Company has also gained invaluable experience in operating a full scale PCB Sonoprocess™ and has developed extensive market intelligence on how to best capitalize on the opportunities in this market.

The Company expects to conclude the acquisition of Terra-Kleen in the next fiscal quarter and immediately integrate the strengths of this extraction technology with the proven destruction capabilities of the PCB Sonoprocess™. Sonic has identified both immediate sales opportunities and potential operating partners in North America and other countries. With these partners Sonic will establish PCB receiving and treatment centres which can provide regional on-site and off-site services using integrated Terra-Kleen and Sonoprocess™ systems.

The management efforts of the Company will remain focused on commercialization of these environmental technologies. The Company will focus its technology development efforts on new Sonoprocess™ opportunities.

Over the next year Sonic will focus on three key objectives:

-	Growth of environmental operations in North America through operating partnerships .

-	New International license or joint venture earnings from environmental technologies .

-	Technical and business validation of new Sonoprocess™ opportunities in other process industries .

Business Risks

The risks associated with Sonic's business include:

Market Risk - Sonic’s business plan contemplates that Sonic meet revenue projections by entering into agreements to remediate PCB contaminated soil using its proprietary technology. Sonic has only secured one soil remediation contract to date, however, the Company employs experienced personnel for business development and marketing to obtain additional contracts for the Company.

Technical Risk - Sonic’s transportable PCB Sonoprocess facilities have not been proven to remediate commercial volumes of PCB contaminated soil at the rates projected and designed. Thus, there is a risk that Sonic’s plants will not be able to operate as anticipated in commercial applications with the result that Sonic may not be able to achieve anticipated revenues. Sonic, however, has recruited the services of engineering firms as well as in-house personnel to design, engineer, construct and deploy such facilities.

Financial Risk - If the costs of construction of Sonic’s Sonoprocess plants are substantially higher than anticipated, Sonic will have less capital with which to pursue its plan of operations. Similarly, if the costs of operating Sonic’s Sonoprocess plants are higher than anticipated, then Sonic’s operating costs will be increased and its profitability reduced. However, the Company has upgraded its accounting software and hired additional personnel for the monitoring of costs of the Company’s operations.

Insurance Risk - Sonic may be subject to liability for environmental damage in the course of carrying out PCB soil remediation activities. Sonic also faces potential liability in the event that its employees are exposed to contaminated materials. However, the Company has implemented a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks.

Regulatory Risk - Changes in environmental laws could increase the costs to Sonic of conducting soil remediation contracts or could result in the inability of Sonic to use its technology for soil remediation contracts, in which case, Sonic would experience decreased revenues and increased operating costs.

Management Risk - Sonic’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest.

These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic’s directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

This report, including the Management Discussion and Analysis, may contain forward-looking statements, including statements regarding the business and anticipated financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures, changes in legislation by regulatory and governmental agencies, advancement in technologies and market acceptance of the Company’s products and services. Investors are also directed to consider the other risks and uncertainties discussed in the Company’s required financial statements and filings.